UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Rule 13d - 102)

                    Under the Securities Exchange Act of 1934

                               Amendment No.


                     ESSENTIAL INNOVATIONS TECHNOLOGY CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29669E100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  May 15, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  29669E100
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Master Fund, Ltd.
      98-0337673
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        4,820,995*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   4,820,995*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:  4,820,995
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------

* Based on 48,258,210 shares of common stock, par value $0.001 per share (the "Shares"), of Essential Innovations Technology Corp., a Nevada corporation (the "Company"), outstanding as of March 17, 2008, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended January 31, 2008. As of May 15, 2008, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund and Valens U.S., the "Investors") collectively held (i) a warrant (the "March 2006 Warrant") to acquire 1,329,883 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a Warrant (the "May 2008 Warrant") to acquire 3,500,000 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a secured convertible note (the "Note") in the initial principal amount of $1,750,000, which is convertible into Shares at a conversion price of $0.10 per Share, subject to certain adjustments, and (iv) 2,948,871 Shares. The March 2006 Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The May 2008 Warrant and the Note each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation and the 4.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and
David Grin,  through other entities,  are the  controlling  principals of Laurus
Capital Management, LLC and Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  29669E100
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Capital Management, LLC
      13-4150669
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        4,820,995*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   4,820,995*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:  4,820,995
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------

* Based on 48,258,210 shares of common stock, par value $0.001 per share (the "Shares"), of Essential Innovations Technology Corp., a Nevada corporation (the "Company"), outstanding as of March 17, 2008, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended January 31, 2008. As of May 15, 2008, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund and Valens U.S., the "Investors") collectively held (i) a warrant (the "March 2006 Warrant") to acquire 1,329,883 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a Warrant (the "May 2008 Warrant") to acquire 3,500,000 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a secured convertible note (the "Note") in the initial principal amount of $1,750,000, which is convertible into Shares at a conversion price of $0.10 per Share, subject to certain adjustments, and (iv) 2,948,871 Shares. The March 2006 Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The May 2008 Warrant and the Note each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation and the 4.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and
David Grin,  through other entities,  are the  controlling  principals of Laurus
Capital Management, LLC and Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  29669E100
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens U.S. SPV I, LLC
      20-8903266
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        4,820,995*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   4,820,995*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:   4,820,995
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------

* Based on 48,258,210 shares of common stock, par value $0.001 per share (the "Shares"), of Essential Innovations Technology Corp., a Nevada corporation (the "Company"), outstanding as of March 17, 2008, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended January 31, 2008. As of May 15, 2008, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund and Valens U.S., the "Investors") collectively held (i) a warrant (the "March 2006 Warrant") to acquire 1,329,883 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a Warrant (the "May 2008 Warrant") to acquire 3,500,000 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a secured convertible note (the "Note") in the initial principal amount of $1,750,000, which is convertible into Shares at a conversion price of $0.10 per Share, subject to certain adjustments, and (iv) 2,948,871 Shares. The March 2006 Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The May 2008 Warrant and the Note each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation and the 4.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and
David Grin,  through other entities,  are the  controlling  principals of Laurus
Capital Management, LLC and Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  29669E100
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Offshore SPV II, Corp.
      26-0811267
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        4,820,995*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   4,820,995*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:   4,820,995
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------

* Based on 48,258,210 shares of common stock, par value $0.001 per share (the "Shares"), of Essential Innovations Technology Corp., a Nevada corporation (the "Company"), outstanding as of March 17, 2008, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended January 31, 2008. As of May 15, 2008, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund and Valens U.S., the "Investors") collectively held (i) a warrant (the "March 2006 Warrant") to acquire 1,329,883 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a Warrant (the "May 2008 Warrant") to acquire 3,500,000 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a secured convertible note (the "Note") in the initial principal amount of $1,750,000, which is convertible into Shares at a conversion price of $0.10 per Share, subject to certain adjustments, and (iv) 2,948,871 Shares. The March 2006 Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The May 2008 Warrant and the Note each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation and the 4.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and
David Grin,  through other entities,  are the  controlling  principals of Laurus
Capital Management, LLC and Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  29669E100
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Capital Management, LLC
      20-8903345
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        4,820,995*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   4,820,995*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:   4,820,995
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------

* Based on 48,258,210 shares of common stock, par value $0.001 per share (the "Shares"), of Essential Innovations Technology Corp., a Nevada corporation (the "Company"), outstanding as of March 17, 2008, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended January 31, 2008. As of May 15, 2008, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund and Valens U.S., the "Investors") collectively held (i) a warrant (the "March 2006 Warrant") to acquire 1,329,883 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a Warrant (the "May 2008 Warrant") to acquire 3,500,000 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a secured convertible note (the "Note") in the initial principal amount of $1,750,000, which is convertible into Shares at a conversion price of $0.10 per Share, subject to certain adjustments, and (iv) 2,948,871 Shares. The March 2006 Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The May 2008 Warrant and the Note each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation and the 4.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and
David Grin,  through other entities,  are the  controlling  principals of Laurus
Capital Management, LLC and Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  29669E100
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      David Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Israel
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        4,820,995*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   4,820,995*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:   4,820,995
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* Based on 48,258,210 shares of common stock, par value $0.001 per share (the "Shares"), of Essential Innovations Technology Corp., a Nevada corporation (the "Company"), outstanding as of March 17, 2008, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended January 31, 2008. As of May 15, 2008, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund and Valens U.S., the "Investors") collectively held (i) a warrant (the "March 2006 Warrant") to acquire 1,329,883 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a Warrant (the "May 2008 Warrant") to acquire 3,500,000 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a secured convertible note (the "Note") in the initial principal amount of $1,750,000, which is convertible into Shares at a conversion price of $0.10 per Share, subject to certain adjustments, and (iv) 2,948,871 Shares. The March 2006 Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The May 2008 Warrant and the Note each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation and the 4.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and
David Grin,  through other entities,  are the  controlling  principals of Laurus
Capital Management, LLC and Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  29669E100
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Eugene Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        4,820,995*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   4,820,995*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:   4,820,995
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* Based on 48,258,210 shares of common stock, par value $0.001 per share (the "Shares"), of Essential Innovations Technology Corp., a Nevada corporation (the "Company"), outstanding as of March 17, 2008, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended January 31, 2008. As of May 15, 2008, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund and Valens U.S., the "Investors") collectively held (i) a warrant (the "March 2006 Warrant") to acquire 1,329,883 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a Warrant (the "May 2008 Warrant") to acquire 3,500,000 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a secured convertible note (the "Note") in the initial principal amount of $1,750,000, which is convertible into Shares at a conversion price of $0.10 per Share, subject to certain adjustments, and (iv) 2,948,871 Shares. The March 2006 Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The May 2008 Warrant and the Note each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation and the 4.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and
David Grin,  through other entities,  are the  controlling  principals of Laurus
Capital Management, LLC and Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

Item 1(a).  Name of Issuer:  Essential Innovations Technology Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            114 West Magnolia Street, Suite 400-142
            Bellingham, Washington 98225


Item 2(a).  Name of Person Filing:

            Laurus Master Fund, Ltd.

               This Schedule 13G is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Valens
               U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV II, Corp., a Delaware corporation, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by Laurus Master Fund, Ltd., Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp. reported in this
               Schedule 13G. Information related to each of Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o Laurus Capital Management, LLC
            335 Madison Avenue, 10th Floor,
            New York, NY 10017

Item 2(c).  Citizenship:   Cayman Islands

Item 2(d).  Title of Class of Securities:  Common Stock


Item 2(e).  CUSIP No.:  29669E1001


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable


Item 4.  Ownership:

         (a) Amount Beneficially Owned:  4,820,995 shares of Common Stock*

         (b) Percent of Class:  9.99%*

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote                    0*

             (ii) shared power to vote or to direct the vote          4,820,995*

            (iii) sole power to dispose or to direct the
                  disposition of                                              0*

             (iv) shared power to dispose or to direct the
                  disposition of                                      4,820,995*



--------------------------------

* Based on 48,258,210 shares of common stock, par value $0.001 per share (the "Shares"), of Essential Innovations Technology Corp., a Nevada corporation (the "Company"), outstanding as of March 17, 2008, as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended January 31, 2008. As of May 15, 2008, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund and Valens U.S., the "Investors") collectively held (i) a warrant (the "March 2006 Warrant") to acquire 1,329,883 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a Warrant (the "May 2008 Warrant") to acquire 3,500,000 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a secured convertible note (the "Note") in the initial principal amount of $1,750,000, which is convertible into Shares at a conversion price of $0.10 per Share, subject to certain adjustments, and (iv) 2,948,871 Shares. The March 2006 Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The May 2008 Warrant and the Note each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation and the 4.99% Issuance Limitation may each be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and
David Grin,  through other entities,  are the  controlling  principals of Laurus
Capital Management, LLC and Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not Applicable.


Item 7.  Identification  and  Classification  of  Subsidiary Which  Acquired the
         Securities:

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group:

         Not Applicable.


Item 9.  Notice of Dissolution of Group:

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              May 23, 2008
                                              ----------------
                                              Date


                                              LAURUS MASTER FUND, LTD.

                                              By:   /s/ David Grin
                                                 -------------------------------
                                                   David Grin
                                                   Director



      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                   APPENDIX A



A. Name: Laurus Capital Management, LLC, a Delaware limited liability company

   Address:              335 Madison Avenue, 10th Floor
                         New York, New York 10017

   Place of
   Organization:         Delaware


B. Name: Valens U.S. SPV I, LLC, a Delaware limited liability company

   Address:              335 Madison Avenue, 10th Floor
                         New York, New York 10017

   Place of
   Organization:         Delaware


C. Name:                 Valens Offshore SPV II, Corp., a Delaware corporation

   Business Address:     335 Madison Avenue, 10th Floor
                         New York, New York 10017

   Place of
   Organization:         Delaware


D. Name: Valens Capital Management, LLC, a Delaware limited liability company

   Business Address:     335 Madison Avenue, 10th Floor
                         New York, New York 10017

   Place of
   Organization:         Delaware



E. Name:                 Eugene Grin

   Business Address:     335 Madison Avenue, 10th Floor
                         New York, New York 10017

   Principal             Director of Laurus Master Fund, Ltd.
   Occupation:           Principal of Laurus Capital Management, LLC

   Citizenship:          United States


F. Name:                 David Grin

   Business Address:     335 Madison Avenue, 10th Floor
                         New York, New York 10017

   Principal             Director of Laurus Master Fund, Ltd.
   Occupation:           Principal of Laurus Capital Management, LLC

   Citizenship:          Israel

Each of Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.


Laurus Capital Management, LLC


/s/ David Grin
----------------------------------
    David Grin
    Principal
    May 23, 2008

Valens U.S. SPV I, LLC

Valens Offshore SPV II, Corp.

By: Valens Capital Management, LLC
Individually and as investment manager


/s/ David Grin
-----------------------------------------
    David Grin
    Authorized Signatory
    May 23, 2008



/s/ David Grin
----------------------------------
    David Grin, on his individual behalf
    May 23, 2008



/s/ Eugene Grin
----------------------------------
    Eugene Grin, on his individual behalf
    May 23, 2008